Exhibit 10(iii)(A).10-2

SALARY CONTINUATION AGREEMENT

THIS AGREEMENT made and entered into **effective as of the** 31st day of January, 2006 **("Effective Date")** between **INSURERS ADMINISTRATIVE CORPORATION (IAC**), an Arizona corporation with its principal office located in the State of Arizona (hereinafter referred to as the **"Employer"**), and Independence Holding Company, a Delaware corporation ("IHC"), and **Scott M. Wood,** an individual residing in the State of Arizona (hereinafter referred to as the **"Employee"**).

WHEREAS the Employee is a key executive and, effective as of the date hereof, will be employed in the capacity of President and Chief Executive Officer of IAC;

WHEREAS the Employer desires to retain the valuable services and business counsel of the Employee and to induce the Employee to remain in such executive capacity with the Employer; and

NOW, THEREFORE, the parties agree as follows:

1. **PERFORMANCE OF DUTIES.**

   1.1   Prior to age 65, Employee shall faithfully perform such duties as may be assigned to him by the Board of Directors of IAC to the best of his abilities and in conformity with the directions of the Board. Employee will devote to the performance of those duties all such time and attention as they may reasonably require and will not, while thus employed, become associated with or engage in or render services (other than to affiliates of IAC) to any other organization competitive with that of IAC.

   1.2   If the Employee voluntarily leaves the service of the Corporation before the third anniversary of the date hereof, if the Employee is discharged for "cause," or if Employee violates the terms of the Non-Competition Agreement contained in paragraph 5 hereof, then all compensation to be paid hereunder, to the Employee or others, or the remainder thereof, as the case may be, shall be forfeited. The parties agree that nothing herein is intended to create any vested interest in the Employee.

   1.3   For purpose of this Agreement, "Cause" means:

   a)   the conviction of Employee of a felony;
   b)   the repeated failure of Employee to comply with the material terms and conditions of Employee's employment;
   c)   the violation by Employee of the terms of the Non-Competition Agreement contained in Paragraph 5 of this Agreement;

2. **EMPLOYEE COOPERATION/POST-RETIREMENT CONSULTATION**

   2.1   The Employee agrees to cooperate with the Employer in implementing this Agreement and the plan contemplated by this Agreement and agrees to answer any questions submitted by the Employer (or any person designated by the Employer for such purposes) regarding his or her finances, health, background or any matter related thereto, in a truthful and accurate manner. In the event that any material misrepresentation is made by the Employee in connection therewith, no benefit under this Agreement shall be payable.

   2.2   The Employee shall render to the Employer, through the remainder of Employee's lifetime following retirement, such services of an advisory or consultative nature as the Board of Directors may request. The above-described salary continuation benefits shall not be affected by Employee's physical or mental impairment and inability to provide such advisory or consultative services.

3.   SALARY CONTINUATION

Subject to the other terms hereof, upon the Employee reaching the age of 65 (hereinafter referred to as the "Retirement Date"), the Employer shall pay Employee monthly payments of $25,000 per month for a period of ten years. Such payments shall be considered as compensation and the Employer shall withhold all taxes and other amounts, which it is legally required to withhold such payments.

4.   DEATH BENEFITS

4.1   If the Employee dies before reaching the age of 75, his designated beneficiary will continue to receive either such remaining monthly payments contemplated by Paragraph 3 hereof from the first day of the month immediately following the date of death for the balance of the ten year period (or for the full ten years if the Employee dies prior to age 65) or, alternatively, a lump sum payment in the amount equal to the then present value of the remaining monthly payments for the balance of the ten year period or for the full ten years, as the case may be**,** The discount rate for purpose of calculating present value shall be the interest coupon rate of 5-year Treasury Notes issued by the United States Department of Treasury effective on the day a notice of election in a lump sum payment is received by the Employer.

4.2   Such payments shall be made by the Employer to the beneficiary(ies) designated by the Employee (hereinafter call "Beneficiary," whether singular or plural) in Schedule "A" attached hereto and made a part hereof. The Employee shall have the right to change the Beneficiary by presenting a written amendment of said Schedule "A" to the Employer.

4.3   If one more Beneficiaries begins receipt of death benefit payments, but dies prior to receiving all payments due hereunder, the balance of the payments shall be made to the personal representative of the estate of such Beneficiaries.

5.   NON-COMPETITION AGREEMENT

The Employee shall not from and after the date hereof (including the time during which any benefits are being paid), engage, directly or indirectly, in any business which may reasonably be deemed competitive with any business carried on by the Employer, without the prior written consent of the Employer. Such restriction shall apply to activity by the Employee in his capacity as individual or as employee, agent, principal, associate, owner, part owner, consultant or contractor of, or for any entity. If the Employee shall contract to be compensated for services rendered to any person or entity which may be reasonably deemed to be engaged in any business competitive with the Employer without the prior written consent of the Employer, it shall be deemed that the Employee shall have violated the non-competition provisions of this Agreement, regardless of whether any evidence may be produced that the Employee has engaged in specifically competitive activity.

6.   CLAIMS PROCEDURE

The following procedure shall govern claims for benefits under this Agreement by the Employee or his/her Beneficiary. For purposes of the plan established by this Agreement, the Claims Manager shall be the Board of Directors of IAC or a designated committee thereof.

6.1   The Employee or his/her Beneficiary shall make a claim for benefits by giving written notice of such claim to the Claims Manager, who shall promptly file the appropriate claim information with the insurer, if the claim arises as a result of Employee's death.

6.2　If for any reason a claim for benefits is denied in whole or part, written notice of such decision shall be furnished to the claimant within ninety (90) days after receipt of the claim by the Claims Manager. Such notice shall provide the following information:

1.　The specified reason or reasons for the denial;

2.　Specific reference to pertinent plan and/or Agreement provisions on which the denial is based;

3.　A description of any additional material or information the Claims Manager may deem necessary, and an explanation of why such material or information is necessary; and

4.　An explanation of the applicable Review Procedure under the plan and/or this Agreement, as described below.

6.3　If notice of the claim denial is not furnished within ninety (90) days, the claim shall be deemed denied and the claimant shall proceed to the Review Procedure described below.

6.4　This procedure is established to provide the claimant a reasonable opportunity to appeal a denied claim and obtain a full and fair review.

6.5　Upon denial of a claim, the claimant of his/her duly-authorized representative may:

1. Request a review upon written application to the Claims Manager;

2. Review pertinent documents; and

3. Submit issues and comments in writing.

6.6　A request for review must be made in writing by the claimant or his/her duly authorized representative within sixty (60) days after receipt by the claimant of written notification of denial of a claim.

6.7　A decision on review of a denied claim shall be made promptly by the Claims Manager. Ordinarily, this will be within sixty (60) days after the Claims Manager's receipt of a request for review. Special circumstances may require an extension of the time for processing, in which case a decision shall be rendered as soon as possible, but not later than ninety (90) days after receipt of a request for review. The Claims Manager, in its discretion, may conduct a hearing on the denied claim.

6.8　The decision on review shall be in writing and shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, as well as specific references to the pertinent plan and/or Agreement provisions on which the decision is based.

7.　**[Reserved]**

8.　**[Reserved]**

9.　**PLAN MANAGEMENT**

9.1　For purposes of the Employee Retirement Income Security Act of 1974 (ERISA) the Employer will be the Named Fiduciary and Plan Administrator of the plan for which this Agreement is hereby designated the written plan instrument. The Employer may authorize a person or group of persons to fulfill the responsibilities of the Employer as Plan Administrator.

9.2　The named Fiduciary and/or the Plan Administrator may employ others to render advice with regard to its responsibilities under this plan.

9.3 The Named Fiduciary may delegate fiduciary responsibilities to others and may exercise any other powers necessary for the discharge of its duties to the extent that the exercise of such powers does not conflict with the Employee Retirement Income Security Act of 1974 (ERISA).

10. NATURE OF EMPLOYER'S OBLIGATIONS

The Employer's obligations under this Agreement shall be unfunded and unsecured. The Employer shall not be obligated under any circumstances to fund its financial obligations under this Agreement. Any assets which the Employer may acquire to help cover its financial liabilities are, and shall remain, general assets of the Employer, subject to the claims of its creditors. The Employer does not grant, nor does the plan created by this Agreement grant, nor does the Employee receive, a beneficial ownership interest in any asset of the Employer, including any life insurance policy on the Employee's life. All rights of ownership in any such assets are and remain the Employer's.

11. NATURE OF EMPLOYEE'S RIGHTS

The rights of the Employee or any Beneficiary of the Employee shall be solely those of an unsecured creditor of the Employer. If the Employer shall purchase an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, such policy or other asset shall not be deemed to be held under any trust for the benefit of the Employee or his/her Beneficiary or to be collateral security for the performance of the obligations of the Employer, but shall be, and remain a general, unpledged, unrestricted asset of the Employer.

11.1 The rights of the Employee, and his/her Beneficiary, or any person claiming through the Employee under this Agreement, shall be solely those of an unsecured general creditor of the Employer. The Employee, the Beneficiary of the Employee, or any other person claiming through the Employee, shall have the right to receive benefits specified under this Agreement only from the general assets of the Employer, and shall have no right to look to any specific or special property separate from the Employer to satisfy a claim for payments hereunder.

11.2 The Employee agrees that neither he, his Beneficiaries nor any person claiming through the Employee shall have any rights or beneficial ownership interest in any asset (including any life insurance policy on the Employee's life) that the Employer may acquire or use to help support its financial obligations under this Agreement. Any such asset used or acquired by the Employer in connection with any liabilities it has assumed under this Agreement shall not be deemed to be held under any trust for the benefit of the Employee or his/her Beneficiary. Nor shall any such asset be considered security for the performance of the obligations of the Employer. Any such asset shall remain a general, unpledged, and unrestricted asset of the Employer. Employer may at any time transfer, terminate, cancel or allow to lapse any life insurance policy it acquires on the Employee's life and Employee shall have no right to acquire any interest in such policy upon the termination of this Agreement and/or Employee's employment with Employer.

12. EMPLOYMENT RIGHTS

This Agreement is not a contract of employment between the Employer and the Employee and it creates no right in the Employee to continue in the Employer's employ. This Agreement creates no rights in the Employee and no obligations on the part of the Employer except as set forth in this Agreement. This Agreement does not restrict the right of the Employer to terminate the employment of the Employee, and does not restrict the right of the Employee to terminate his/her employment.

13. INDEPENDENCE OF BENEFITS

The benefits payable under this Agreement shall be independent of, and in addition to, any other benefits or compensation, whether by salary, bonus, retirement benefit or otherwise, payable under any other arrangements which now exist or may hereafter exist between the Employer and the Employee.

14. LEAVE OF ABSENCE

The Employer may, in its sole discretion, permit the Employee to take a leave of absence. During such leave, the Employee will still be considered to be in the continuous employment of the Employer for the purposes of this Agreement.

15. GUARANTY

IHC shall guaranty all amounts due hereunder to the extent not paid by IAC.

16. ASSIGNABILITY

Neither the Employee, his/her Beneficiary, nor any person claiming through the Employee, shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify, or otherwise encumber in advance any of the benefits payable hereunder, nor shall such benefits be subject to seizure for the payment of debts, judgment, alimony or separate or maintenance owed by the Employee, his/her Beneficiary, or any person claiming through the Employee, or be transferable by operation of law in the event of bankruptcy, insolvency, or otherwise. Any attempted assignment, anticipation, hypothecation, transfer, or disposal of the benefits hereunder shall be void.

17. AMENDMENT

During the term of this Agreement, this Agreement may be amended or revoked at any time, in whole or in part, by the mutual written agreement of the parties hereto. Employer reserves the right to amend the plan pursuant to which this Agreement is made from time to time, in its discretion, provided that no such amendment to the plan shall have the effect of materially changing the rights of the Employee under this Agreement without the Employee's written consent.

18. CONSTRUCTION

Whenever the context so indicates, the masculine shall include the neuter and the feminine, the feminine shall include the neuter and the masculine, and the neuter shall include the masculine and the feminine. Whenever the context herein so indicates, the singular shall include the plural and the plural shall include the singular. Unless the context otherwise indicates, the terms "hereto," "hereof," "herein," and "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. Captions and headings are for convenience of reference only, and shall not be the subject of any construction or interpretation under this Agreement.

19. STATUTORY PROVISIONS

Any statutory or regulatory reference herein shall be deemed to include a reference to all statutory or regulatory revisions and amendments thereto.

20. INUREMENT

Subject to the restrictions against transfer or assignment herein contained, the provisions of this Agreement shall inure to the benefit of and shall be binding on the assigns, successors in interest, personal representatives, guardians, attorneys-in-fact, estates, heirs, designated beneficiaries and legatees of each of the parties hereto. The rights and benefits set forth in this Agreement are for the sole and exclusive benefit of such persons and of the parties hereto, and may be relied upon only by them.

21.   EXHIBITS

Any and all exhibits, schedules and appendices attached hereto which are referred to herein are an integral part hereof and are hereby incorporated into and made a part of this Agreement for all purposes.

22.   ENTIRE AGREEMENT

This Agreement contains the entire understanding among the parties hereto concerning the subject matter contained herein. There are no representations, agreements, arrangements, or understandings, oral or otherwise, among the parties hereto relating to the subject matter of this Agreement that have not been fully expressed herein.

23.   VENUE

Venue for any action, proceeding, counterclaim. cross-claim or other litigation arising under this Agreement shall be in Maricopa County, ARIZONA.

24.   NO JURY TRIAL

All parties hereto knowingly, voluntarily and intentionally waive any right which they may have to a trial by jury in respect to any litigation, whether arising in law or in equity, under this Agreement or the subject matter hereof. No such litigation may be consolidated or in any way combined with any other action in which a jury trial has not been waived.

25.   LITIGATION COSTS

In connection with any litigation arising out of this Agreement, the prevailing party shall be entitled to recover all costs incurred, including court costs and reasonable attorneys' fees. The term, "attorneys' fees" is to include charges for any work done by staff members or outside agents or contractors under the supervision of the prevailing party's attorney.

26.   GOVERNING LAW

This Agreement has been executed in and shall be governed by the laws of the State of Arizona.

IN WITNESS WHEREOF. the parties hereto have executed this Agreement as of the day and year first above written.

Insurers Administrative Corporation

By: /s/ Christy H. Wood   /s/ Scott M. Wood

Title: VP, Administration   Scott A. Wood

                                                           Social Security No. xxx-xx-xxxx

Independence Holding Company

By: /s/ David T. Kettig

Title: SVP

SCHEDULE A

DESIGNATION OF BENEFICIARY

I, Scott M. Wood, hereby direct the Employer to reflect in its records that Amy Wood is the Beneficiary of any benefits payable after my death under this Agreement and that it make payments to such Beneficiary as provided under the terms of this Agreement. The above is to remain the Beneficiary until such time as the Employer receives a new "Designation of Beneficiary" form, properly completed and executed.

1/31/06   /s/ Scott M. Wood
DATE   **EMPLOYEE**

The spouse of the Employee hereby consents to the above beneficiary designation.

1/31/06   /s/ Amy Wood
DATE   **SPOUSE**

EMPLOYEE ACKNOWLEDGEMENT

I, Scott M. Wood, understand that the obligations of the Salary Continuation Agreement established for me on January 23, 1998, by my Employer, **INSURERS ADMINISTRATIVE CORPORATION**, is not secured in any way and that my only rights to the benefits promised are as a general creditor without security or collateral of any kind.

I understand that my Employer is not obligated in any way to acquire a life insurance policy or any other asset to cover its obligations to me under the Agreement.

I understand that if my Employer should purchase a life insurance policy to cover its obligation to me, the policy will be the sole property of my Employer and neither I nor my heirs nor my beneficiaries will have any rights in it either before or after retirement or upon any other event such as death. This will be the case even if I cooperate in the application for the policy, whether by answering questions, signing a written application, submitting to medical exams, or otherwise.

I acknowledge that my Employer has in no way represented to me that assets to provide my benefits under the Agreement are set aside in any special fund, secured, collateralized, or made safe from creditors in any way.

My Employer has, in fact, plainly informed me that assets to provide my benefits are **NOT** set aside in a special fund, secured, collateralized or made safe from its creditors in any way.

/s/ Scott M. Wood   1/31/06

 Employee's Signature   Date